FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 15, 2005

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Concordia Bus Nordic AB (publ)

(Translation of the registrants name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                      .

PRESS RELEASE  - 15 FEBRUARY 2005

FOR IMMEDIATE RELEASE

Concordia Bus AB

Concordia Bus AB is in discussions with the advisors of the Ad Hoc Committee of its Senior Subordinated Notes.  The Ad Hoc Committee advisors, Houlihan Lokey Howard & Zukin and Cadwalader, Wickersham & Taft LLP, are said to represent in excess of 85% of the total outstanding Subordinated Notes.  Following discussions with the advisors to the Ad Hoc Committee of the Subordinated Notes, Concordia Bus AB proposes to take advantage of the 30 day grace period under the Senior Subordinated Notes to consider further the coupon payment due on 15 February 2005.

Bingham McCutchen LLP, is representing an Ad Hoc Committee of the Senior Secured Notes issued by Concordia Bus Nordic AB, which is said to comprise a majority of the outstanding Senior Secured Notes.  Concordia Bus Nordic AB has decided it is now appropriate to pay the remaining 16.1% balance of the coupon payment under the Senior Secured Notes, which was due 1 February 2005.

The operating businesses continue to provide full bus services to passengers and customers.  The Group plans to announce its fourth quarter results on April 21.

-End-

Contact:

Candace Carpenter	+44 (0) 207.554.1465, or +44 (0) 7712.185.330

Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	February 15, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date	February 15, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer